UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Beachbody Company, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

34619R102

(CUSIP Number)

Alfred J. Chianese, Esq.

The Raine Group LLC

65 East 55th Street, 24th Floor

New York, NY 10022

(212) 603-5554

with a copy to:

Stephen B. Amdur

Pillsbury Winthrop Shaw Pittman LLP

31 West 52nd Street

New York, NY 10019

(212) 858-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34619R102	Schedule 13D	Page 1 of 13 Pages

(1)	Names of reporting persons RPIII Rainsanity LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 33,553,362
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 33,553,362

(11)	Aggregate amount beneficially owned by each reporting person: 33,553,362
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 19.6%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 34619R102	Schedule 13D	Page 2 of 13 Pages

(1)	Names of reporting persons RPIII Rainsanity Co-Invest 1 LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 3,916,084
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 3,916,084

(11)	Aggregate amount beneficially owned by each reporting person: 3,916,084
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 2.3%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 34619R102	Schedule 13D	Page 3 of 13 Pages

(1)	Names of reporting persons RPIII Rainsanity Co-Invest 2 LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 0.0%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 34619R102	Schedule 13D	Page 4 of 13 Pages

(1)	Names of reporting persons RPIII Rainsanity Co-Invest 3 LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 0.0%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 34619R102	Schedule 13D	Page 5 of 13 Pages

(1)	Names of reporting persons RPIII Corp SPV Management LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 33,553,362
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 33,553,362

(11)	Aggregate amount beneficially owned by each reporting person: 33,553,362
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 19.6%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 34619R102	Schedule 13D	Page 6 of 13 Pages

(1)	Names of reporting persons RPIII Corp Aggregator LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 33,553,362
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 33,553,362

(11)	Aggregate amount beneficially owned by each reporting person: 33,553,362
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 19.6%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 34619R102	Schedule 13D	Page 7 of 13 Pages

(1)	Names of reporting persons Raine Associates III Corp (AIV 2) GP LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 37,469,446
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 37,469,446

(11)	Aggregate amount beneficially owned by each reporting person: 37,469,446
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 21.9%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 34619R102	Schedule 13D	Page 8 of 13 Pages

(1)	Names of reporting persons Raine Management LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 37,469,446
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 37,469,446

(11)	Aggregate amount beneficially owned by each reporting person: 37,469,446
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 21.9%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 34619R102	Schedule 13D	Page 9 of 13 Pages

(1)	Names of reporting persons The Raine Group LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 37,495,521
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 37,495,521

(11)	Aggregate amount beneficially owned by each reporting person: 37,495,521
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 21.9%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 34619R102	Schedule 13D	Page 10 of 13 Pages

(1)	Names of reporting persons Raine Holdings LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 37,495,521
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 37,495,521

(11)	Aggregate amount beneficially owned by each reporting person: 37,495,521
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 21.9%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 34619R102	Schedule 13D	Page 11 of 13 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed on July 6, 2021 (the “Original Schedule 13D”). The Original Schedule 13D and this Amendment No. 1 are collectively referred to herein as the “Schedule 13D”. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings given to them in the Original Schedule 13D. The Original Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 1.

Item 1. Security and Issuer.

Item 1 is hereby replaced in its entirety with the following:

The class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of The Beachbody Company, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 400 Continental Blvd, Suite 400, El Segundo, CA, 90245. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

Item 2 is hereby replaced in its entirety with the following:

(a) This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(i) RPIII Rainsanity LP, a Delaware limited partnership (“Rainsanity”);

(ii) RPIII Rainsanity Co-Invest 1 LLC, a Delaware limited liability company (“RPIII Co-Invest 1”);

(iii) RPIII Rainsanity Co-Invest 2 LLC, a Delaware limited liability company (“RPIII Co-Invest 2”);

(iv) RPIII Rainsanity Co-Invest 3 LLC, a Delaware limited liability company (“RPIII Co-Invest 3”);

(v) RPIII Corp SPV Management LLC, a Delaware limited liability company (“SPV Management”);

(vi) RPIII Corp Aggregator LP, a Delaware limited partnership (“Corp Aggregator”);

(vii) Raine Associates III Corp (AIV 2) GP LP, a Cayman Islands limited partnership (“Raine Associates”);

(viii) Raine Management LLC, a Delaware limited liability company (“Raine Management”);

(ix) The Raine Group LLC, a Delaware limited liability company (“Raine Group”); and

(x) Raine Holdings LLC, a Delaware limited liability company (“Raine Holdings”).

The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit I.

The principal office and business address of each of the Reporting Persons is 65 East 55th Street, 24th Floor, New York, NY 10022.

(d) and (e) During the last five years, none of the Reporting Persons nor any of the Covered Persons have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 34619R102	Schedule 13D	Page 12 of 13 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby replaced in its entirety with the following:

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference.

The Reporting Persons’ aggregate percentage of beneficial ownership is approximately 21.9% of the outstanding shares of the Class A Common Stock. Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes 170,911,819 shares of Class A Common Stock outstanding, based on information included in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2022.

John S. Salter has received and may continue to receive customary grants of equity for his service as a director of the Issuer, payable in the form of stock options or restricted stock units. Mr. Salter has assigned all rights, title, and interest in such equity to Raine Group or its affiliates and are attributed to Raine Group and Raine Holdings, which amount includes 26,075 RSUs that have been granted to Mr. Salter and vested or will vest within 60 days.

Reporting Person	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition	Percent of Class
Raine Holdings LLC	0	37,495,521	0	37,495,521	21.9%
The Raine Group LLC	0	37,495,521	0	37,495,521	21.9%
Raine Management LLC	0	37,469,446	0	37,469,446	21.9%
Raine Associates III Corp (AIV 2) GP LP (Cayman)	0	37,469,446	0	37,469,446	21.9%
RPIII Corp Aggregator LP	0	33,553,362	0	33,553,362	19.6%
RPIII Corp SPV Management LLC	0	33,553,362	0	33,553,362	19.6%
RPIII Rainsanity LP	0	33,553,362	0	33,553,362	19.6%
RPIII Rainsanity Co-Invest 1 LLC	0	3,916,084	0	3,916,084	2.3%
RPIII Rainsanity Co-Invest 2 LLC	0	0	0	0	0%
RPIII Rainsanity Co-Invest 3 LLC	0	0	0	0	0%

Rainsanity is the record holder of 33,553,362 shares of Class A Common Stock, RPIII Co-Invest 1 is the record holder of 3,916,084 shares of Class A Common Stock, and John Salter is the record holder of 26,075 RSUs convertible into Class A Common Stock within 60 days (Rainsanity, RPIII Co-Invest I, and John Salter are collectively referred to herein as the “Record Holders”). SPV Management is the general partner of Rainsanity. Corp Aggregator is the sole manager of SPV Management. Raine Associates is the general partner of Corp Aggregator and RPIII Co-Invest 1’s manager. Raine Management is the general partner of Raine Associates. Raine Group is the manager of Raine Management. John Salter has assigned his entire interest in the 26,075 RSUs convertible into Class A Common Stock to Raine Group. Raine

CUSIP No. 34619R102	Schedule 13D	Page 13 of 13 Pages

Holdings is the majority member of Raine Group. Accordingly, each of Raine Group and Raine Holdings may be deemed to beneficially own the shares of Class A Common Stock held of record by the Record Holders, each of Raine Associates and Raine Management may be deemed to beneficially own the shares of Class A Common Stock held by Rainsanity and RPIII Co-Invest 1, and SPV Management and Corp Aggregator may be deemed to beneficially own the shares of Class A Common Stock held of record by Rainsanity.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Class A Common Stock included in this Schedule 13D, other than the shares of Class A Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Act the beneficial owner of any securities covered by this Schedule 13D.

(c) John S. Salter was involved in the Business Combination as a member of the board of directors of Old Beachbody, which approved the Business Combination and as a Partner of Raine Group, whose subsidiaries owned 11,656,142 common units of Old Beachbody and also whose subsidiary acted as an adviser in respect of the Business Combination.

Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best of its knowledge, any of the Covered Persons has engaged in any transaction with respect to the Class A Common Stock during the sixty days prior to the date of filing of this Amendment No. 1.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Each of RPIII Co-Invest 2 and RPIII Co-Invest 3 no longer beneficially own any Class A Common Stock as of January 19, 2022. Raine Capital LLC does not beneficially own any Class A Common Stock. The filing of this Amendment No. 1 constitutes an exit filing for each of RPIII Co-Invest 2, and RPIII Co-Invest 3.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons.

Exhibit 24.1	Power of Attorney.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: February 1, 2023

RPIII RAINSANITY LP

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Attorney-in-fact

RPIII RAINSANITY CO-INVEST 1 LLC

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Attorney-in-fact

RPIII RAINSANITY CO-INVEST 2 LLC

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Attorney-in-fact

RPIII RAINSANITY CO-INVEST 3 LLC

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Attorney-in-fact

RPIII CORP SPV MANAGEMENT LLC

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Attorney-in-fact

[Signature Page to Schedule 13D]

RPIII CORP AGGREGATOR LP

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Attorney-in-fact

RAINE ASSOCIATES III CORP (AIV 2) GP LP

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Attorney-in-fact

RAINE MANAGEMENT LLC

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Attorney-in-fact

THE RAINE GROUP LLC

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Attorney-in-fact

RAINE HOLDINGS LLC

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Attorney-in-fact

[Signature Page to Schedule 13D]